

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

January 4, 2017

Donna Rayburn
President
Markham Woods Press Publishing Co., Inc.
1756 Saddleback Ridge Road
Apopka, FL 32703

Re: **Markham Woods Press Publishing Co., Inc.**
Amendment No. 5 to
Registration Statement on Form S-1
Filed December 20, 2016
File No. 333-206079

Dear Ms. Rayburn:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 17, 2016 letter.

Executive Compensation, page 21

1. We note your response to our prior comment 1. Please disclose the assumptions made in determining the "fair value" of the stock issuance to your sole officer and director. Refer to Instruction 1 to Item 402(n)(2)(v) of Regulation S-K.

2. Please update your executive compensation disclosure to reflect the fiscal year ended December 31, 2016 in your next amendment.

You may contact Amy Geddes at (202) 551-3304 or Doug Jones at (202) 551-3309 if you have questions regarding comments on the financial statements and related matters. Please contact J. Nolan McWilliams at (202) 551-3666 or me at (202) 551-3469 with any other questions.

Sincerely,

/s/ Justin Dobbie

Justin Dobbie
Legal Branch Chief
Office of Transportation and Leisure

cc: Harold P. Gewerter, Esq.
        Gewerter & Dowling